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                                 NEWS RELEASE


                                                             IMMEDIATE
                                                             RELEASE

FROM:             Dynamics Corporation of America
                  475 Steamboat Road
                       Greenwich, Connecticut 06830-7197

                  Contact:          Henry V. Kensing
                                    (203) 869-3211


                    DYNAMICS CORPORATION OF AMERICA REJECTS
                           WHX CORPORATION'S OFFER;
                      WILL EXPLORE STRATEGIC ALTERNATIVES
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                  GREENWICH, CONNECTICUT (April 14, 1997)--Dynamics
Corporation of America (NYSE: DYA) announced today that its Board of Directors has voted unanimously to recommend that shareholders reject the unsolicited offer by WHX Corporation (NYSE: WHX) to acquire up to 649,000 shares of the Company's common stock (or approximately 17% of the outstanding shares) at a price of $45 per share and that they not tender their shares to WHX.

                  The Board of Directors concluded that the WHX offer is inadequate, is not in the best interests of the Company and its shareholders and does not adequately reflect the value or prospects of the Company.

                  In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors, including the opinion of Wasserstein Perella & Co., Inc., the Company's financial advisor, that the offer price is inadequate from a financial point of view.

                  The Board of Directors also determined to explore alternative transactions to maximize shareholder value.

                  The Company also announced that the Board of Directors, in order to provide the Board of Directors with additional time with which to explore alternatives, has determined to postpone the upcoming annual meeting of shareholders, originally scheduled for May 2, 1997, until August 1, 1997. To provide for stability and continuity,


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the Board has also increased the size of the Board of Directors to nine members (resulting in the Board of Directors being divided into three classes) and adopted certain amendments to the Company's by-laws.

                  The new directors are John A. Thompson, a principal of IMCOR, a management consulting firm, and Ronald Steiner, President of International Electronic Research Corporation, a subsidiary of the Company.

                  The Company has retained Skadden, Arps, Slate, Meagher & Flom LLP to act as its legal advisor.

                  The Company also announced today that it had filed with the Securities and Exchange Commission, and will mail to shareholders shortly, a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Company's recommendation with respect to WHX's offer. Additional information with respect to the Board's decision to recommend that shareholders reject the WHX offer is contained in the Schedule 14D-9.

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                  Dynamics Corporation of America is a diversified company
which manufactures electronic components, mobile vans and transportable shelters for specialized electronic and medical diagnostic equipment, portable electric housewares and commercial appliances, air distribution equipment, specialized air-conditioning equipment and generator sets. The Company currently holds a 44.1% stake in CTS Corporation, an Indiana corporation headquartered in Elkhart whose shares are listed on the New York Stock Exchange (NYSE: CTS) and which manufactures electronic and electromechanical components for the automotive, data processing, communications equipment, instruments and controls, defense and aerospace and consumer electronic markets.

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